[Reference Translation]

September 5, 2022

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Prime of Tokyo Stock Exchange and
Premier of Nagoya Stock Exchange)
Name and Title of Contact Person:
Masayoshi Hachisuka, General Manager,
Capital Strategy & Affiliated Companies Finance Div.
(Telephone Number: 0565-28-2121)

Notice Concerning the Status of the Repurchase of Shares of our Common Stock

(Repurchase of Shares under our Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Companies Act of Japan)

We hereby inform you of the repurchase of shares (Repurchase of shares in order to promote capital efficiency by repurchasing more flexibly its common stock than before while comprehensively considering factors such as its investment in growth, level of its dividends, its cash reserves and the price level of its common stock) conducted in August pursuant to Article 156 of the Companies Act of Japan (the “Companies Act”) as applied pursuant to Article 165, Paragraph 3 of the Companies Act, concerning which repurchase notification was given on May 11, 2022, as follows:

1. Class of shares repurchased:	Common stock of Toyota Motor Corporation (“TMC”)

2. Total number of shares repurchased:	0 shares

3. Total purchase price:	0 JPY

4. Period of repurchase:	From August 1, 2022 to August 31, 2022

(Reference)

I.

Repurchase of shares resolved at a meeting of the board of directors held on May 11, 2022 (Repurchase of shares in order to promote capital efficiency by repurchasing more flexibly its common stock than before while comprehensively considering factors such as its investment in growth, level of its dividends, its cash reserves and the price level of its common stock)

(1) Class of shares to be repurchased	Common stock of TMC

(2) Total number of shares to be repurchased	140 million shares (maximum)

(3) Total purchase price for repurchase of shares	200 billion JPY (maximum)

(4) Period of repurchase	From June 17, 2022 to September 30, 2022

II.	Total number of shares of our common stock repurchased pursuant to the above resolution of the board of directors (as of August 31, 2022)

(1) Total number of shares repurchased:	47,056,200 shares

(2) Total purchase price for repurchased shares:	99,999,963,573 JPY

TMC has set aside 100 billion yen out of the total purchase price of 200 billion yen to enable more flexible repurchase of shares of its common stock than before, but there have been no repurchases to date, considering factors such as the price level of its common stock.